

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 14, 2024

David A. Dodd
Chief Executive Officer
GeoVax Labs, Inc.
1900 Lake Park Drive, Suite 380
Smyrna, Georgia 30080

> **Re: GeoVax Labs, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 7, 2024**
> **File No. 333-280040**

Dear David A. Dodd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: F. Reid Avett, Esq.